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                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                   -----------

                                  SCHEDULE 13D
                                 (RULE 13D-101)

    INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a)
                    AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

                               (AMENDMENT NO. 1)(1)

                                  CORZON, INC.
                    (formerly Harvest Restaurant Group, Inc.)
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                                (Name of Issuer)


                          Common Stock, $.001 par value
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                         (Title of Class of Securities)


                                   22111X 107
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                                 (CUSIP Number)

                                 Philip S. Clark
                          FINOVA Mezzanine Capital Inc.
                          500 Church Street, Suite 200
                               Nashville, TN 37219
                                  615/256-0701
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                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                November 2, 2000
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             (Date of Event Which Requires Filing of This Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

                  Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

                         (Continued on following pages)

                               (Page 1 of 5 Pages)



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         (1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP NO.   22111X 107                     13D             PAGE  2  OF  5  PAGES
                                                                ---    ---
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   1    NAMES OF REPORTING PERSONS
        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

        FINOVA Mezzanine Capital Inc. (successor-in-interest to Sirrom Funding Corporation) I.D. No. 62-1583116
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   2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a) [ ]
                                                                    (b) [ ]

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   3    SEC USE ONLY

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   4    SOURCE OF FUNDS*

        00

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   5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
        PURSUANT TO ITEM 2(d) or 2(e)                                   [ ]

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   6    CITIZENSHIP OR PLACE OF ORGANIZATION

        Tennessee
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                         7   SOLE VOTING POWER
  NUMBER OF
                             2,562,694 Shares of Common Stock (see no. 11 below)
   SHARES             ----------------------------------------------------------
                        8    SHARED VOTING POWER
BENEFICIALLY
                             0
 OWNED BY             ----------------------------------------------------------

    EACH                9    SOLE DISPOSITIVE POWER

  REPORTING                  2,562,694 shares of common stock (see no. 11 below)
                      ----------------------------------------------------------
 PERSON WITH           10    SHARED DISPOSITIVE POWER

                             0
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   11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        2,562,694 shares of common stock. Additionally, FINOVA Mezzanine Capital Inc. also owns 1,700 shares of Series D Convertible Preferred Stock, which may be convertible into shares of Common Stock upon the occurrence of certain conditions.
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   12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES            [ ]
        CERTAIN SHARES*

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   13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         3.85% (8.84% if shares of Series D Convertible Preferred Stock become eligible for conversion into Common Stock)
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   14    TYPE OF REPORTING PERSON*

         CO
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                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

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                                  SCHEDULE 13D

         This first amendment to Schedule 13D (this "First Amendment") amends an initial statement on Schedule 13D filed by reporting person on January 25, 1999, with respect to the common stock of Corzon, Inc., successor in interest to Harvest Restaurant Group, Inc. (the "Company"). This First Amendment amends Items 1-7.

ITEM 1. SECURITY AND ISSUER

Item 1 is amended and supplemented by the following:

             This statement relates to the Common Stock, par value $.001 (the "Shares"), of the Company, the principal executive offices of which are located at 1087 Broad Street, Suite 402, Bridgeport, CT 06604.

ITEM 2. IDENTITY AND BACKGROUND

Item 2 is amended and supplemented by the following:

             This statement is being filed by FINOVA Mezzanine Capital Inc., a Tennessee corporation and successor in interest to Sirrom Funding Corporation ("FINOVA"). FINOVA's principal business is lending money to small and middle size businesses in the United States. FINOVA's business address is 500 Church Street, Suite 200, Nashville, TN 37219.

ITEM 3. SOURCE AND AMOUNT OF FUNDS AND OTHER CONSIDERATION.

Item 3 is deleted in its entirety and replaced by the following:

             Pursuant to stock purchase warrants, FINOVA paid the purchase price for 756,331 shares of Common Stock by crediting indebtedness and obligations of one of the subsidiaries of the Company. Additionally, with respect to 1,806,363 shares of Common Stock, FINOVA received those shares upon foreclosure pursuant to Pledge and Security Agreements issued in favor of FINOVA. Additionally, the 1,700 shares of Series D Convertible Preferred Stock were issued by the Company to FINOVA in settlement of litigation between FINOVA and the Company as set forth with more particularity in Item 4.

ITEM 4. PURPOSE OF TRANSACTION.

Item 4 is amended and supplemented by the following:

             On June 22, 2000, FINOVA commenced litigation against the Company arising out of the guarantee made by Harvest Restaurant Group, Inc. (a predecessor to the Company) of approximately $2,000,000 in credit extended to certain subsidiaries in January 1999. A settlement agreement between the parties was reached on November 2, 2000 whereby the





                              (Page 3 of 5 Pages)
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Company issued to FINOVA 1,700 shares of Series D Convertible Preferred Stock along with a cash payment of $50,000. Each share of Series D stock is convertible into a certain number of shares of Common Stock based upon a 20% discount to the market value of the Company's Common Stock. FINOVA has agreed not to convert its Series D shares into Common Shares for a period of 180 days or, if after discount the market value of the Company's Common Stock is less than $0.3 per share. Additionally, in no event, except upon the maturity of this Series D Stock, can FINOVA convert its Series D shares into Common Stock to the extent that the sum of the shares of Common Stock to be issued to FINOVA upon conversion and the shares of Common Stock issued to FINOVA upon any prior conversion exceed 4.99% of the outstanding shares of Common Stock of the Company (excluding the shares of Common Stock which may be deemed beneficially owned to the unconverted portion of the Series D Preferred Stock).

ITEM 5. INTEREST IN THE SECURITIES OF THE ISSUER.

Item 5 is deleted in its entirety and replaced by the following:

        (a) FINOVA beneficially owns 2,562,694 Shares of the Company which represent approximately 3.85% of the outstanding Shares.

        (b) Purchaser beneficially owns 1,700 shares of Series D Convertible Preferred Stock which, pursuant to the agreements between the Company and FINOVA, upon the occurrence of certain events, a portion of which may be converted into up to 4.99% of the outstanding shares of the Company.

ITEM 6. CONTRACTS, ARRANGEMENTS AND UNDERSTANDINGS AND RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

Item 6 is deleted in its entirety and replaced by the following:

        See Item 4.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

Item 7 is deleted in its entirety and replaced by the following:

             Settlement Agreement and exhibits dated November 2, 2000 by and among FINOVA Mezzanine Capital Inc., Hartan, Inc. and Corzon, Inc. (filed as
Exhibit 10.7 to the Company's report on Form 8-K filed November 7, 2000 and incorporated herein by reference).



                              (Page 4 of 5 Pages)
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                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



November 12, 2000

                                         FINOVA Mezzanine Capital Inc.


                                         /s/ Philip S. Clark
                                         ---------------------------------------
                                         By: Philip S. Clark
                                         Title: Vice President-Group Counsel


         The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name of any title of each person who signs the statement shall be typed or printed beneath his signature.

         Attention: Intentional misstatements or omissions of fact constitute federal criminal violations (see 18 U.S.C. 1001).




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